SCYNEXIS, INC.

1 Evertrust Plaza, 13th Floor

Jersey City, NJ 07302

May 6, 2026

VIA EDGAR

Securities and Exchange Commission

Office of Finance

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

RE:	SCYNEXIS, Inc.

Registration Statement on Form S-3 (File No. 333-295493)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

SCYNEXIS, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-295493) (the “Registration Statement”) to become effective on Friday, May 8, 2026, at 4:30 p.m. Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Matthew Hemington and Allison Pang of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Matthew Hemington of Cooley LLP, counsel to the Registrant, at (650) 843-5062, or in his absence, Allison Pang, at (650) 843-5315.

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Very truly yours,

SCYNEXIS, INC.

By:	/s/ Scott Sukenick
Name:	Scott Sukenick
Title:	Chief Legal Officer

cc:	Matthew Hemington, Cooley LLP

Allison Pang, Cooley LLP